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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investment in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:			Date examination completed

811-06557			November 16, 2007

2. State identification Number: N/A

AL	AK	AZ	AR	CA	CO

CT	DE	DC	FL	GA	HI

ID	IL	IN	IA	KS	KY

LA	ME	MD	MA	MI	MN

MS	MO	MT	NE	NV	NH

NJ	NM	NY	NC	ND	OH

OK	OR	PA	RI	SC	SD

TN	TX	UT	VT	VA	WA

WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of investment company as specified in representation statement:

RidgeWorth Funds

4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219-8001

Management Statement Regarding Compliance with Certain Provisions of the Investment Company
Act of 1940
We, as members of management of RidgeWorth Funds, formerly STI Classic Funds (consisting of Aggressive Growth Stock Fund, Large Cap Growth Stock Fund, Emerging Growth Stock Fund, Large Cap Quantitative Equity Fund, Large Cap Core Equity Fund, Large Cap Value Equity Fund, Mid-Cap Core Equity Fund, Mid-Cap Value Equity Fund, Select Large Cap Growth Stock Fund, Small Cap Growth Stock Fund, Small Cap Value Equity Fund, Total Return Bond Fund, High Grade Municipal Bond Fund, Georgia Tax-Exempt Bond Fund, High Income Fund, Intermediate Bond Fund, Investment Grade Bond Fund, Investment Grade Tax-Exempt Bond Fund, Limited Duration Fund, Limited-Term Federal Mortgage Securities Fund, Maryland Municipal Bond Fund, North Carolina Tax-Exempt Bond Fund, Seix Floating Rate High Income Fund, Seix High Yield Fund, Short-Term Bond Fund, Short-Term U.S. Treasury Securities Fund, U.S. Government Securities Fund, U.S. Government Securities Ultra-Short Bond Fund, Ultra-Short Bond Fund, Virginia Intermediate Municipal Bond Fund, Prime Quality Money Market Fund, Tax-Exempt Money Market Fund, U.S. Government Securities Money Market Fund, U.S. Treasury Money Market Fund, Virginia Tax-Free Money Market Fund, Institutional Municipal Cash Reserve Money Market Fund, Institutional U.S. Government Securities Money Market Fund, Institutional U.S. Treasury Securities Money Market Fund, Life Vision Aggressive Growth Fund, Life Vision Conservative Fund, Life Vision Growth and Income Fund, Life Vision Moderate Growth Fund, Life Vision Target Date 2015 Fund, Life Vision Target Date 2025 Fund and Life Vision Target Date 2035 Fund, separately managed portfolios of the RidgeWorth Funds) (collectively referred to as the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 16, 2007, and from June 8, 2007 through November 16, 2007.
Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 16, 2007, and from June 8, 2007 through November 16, 2007, with respect to securities reflected in the investment account of the Funds.
RidgeWorth Funds

/s/ Julia Short

Julia Short
President and Chief Executive Officer

/s/ Martin R. Dean

Martin R. Dean
Treasurer and Chief Financial Officer

PricewaterhouseCoopers LLP
41 South High Street
Suite 2500
Columbus, OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044
Report of Independent Registered Public Accounting Firm
To the Board of Trustees of
RidgeWorth Funds (formerly STI Classic Funds):
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about RidgeWorth Funds’ (consisting of Aggressive Growth Stock Fund, Large Cap Growth Stock Fund, Emerging Growth Stock Fund, Large Cap Quantitative Equity Fund, Large Cap Core Equity Fund, Large Cap Value Equity Fund, Mid-Cap Core Equity Fund, Mid-Cap Value Equity Fund, Select Large Cap Growth Stock Fund, Small Cap Growth Stock Fund, Small Cap Value Equity Fund, Total Return Bond Fund, High Grade Municipal Bond Fund, Georgia Tax-Exempt Bond Fund, High Income Fund, Intermediate Bond Fund, Investment Grade Bond Fund, Investment Grade Tax-Exempt Bond Fund, Limited Duration Fund, Limited-Term Federal Mortgage Securities Fund, Maryland Municipal Bond Fund, North Carolina Tax-Exempt Bond Fund, Seix Floating Rate High Income Fund, Seix High Yield Fund, Short-Term Bond Fund, Short-Term U.S. Treasury Securities Fund, U.S. Government Securities Fund, U.S. Government Securities Ultra-Short Bond Fund, Ultra-Short Bond Fund, Virginia Intermediate Municipal Bond Fund, Prime Quality Money Market Fund, Tax-Exempt Money Market Fund, U.S. Government Securities Money Market Fund, U.S. Treasury Money Market Fund, Virginia Tax-Free Money Market Fund, Institutional Municipal Cash Reserve Money Market Fund, Institutional U.S. Government Securities Money Market Fund, Institutional U.S. Treasury Securities Money Market Fund, Life Vision Aggressive Growth Fund, Life Vision Conservative Fund, Life Vision Growth and Income Fund, Life Vision Moderate Growth Fund, Life Vision Target Date 2015 Fund, Life Vision Target Date 2025 Fund and Life Vision Target Date 2035 Fund, separately managed portfolios of the RidgeWorth Funds) (collectively referred to as the “Funds”), compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of November 16, 2007. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.
Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 16, 2007, and with respect to agreement of security purchases and sales, for the period from June 8, 2007 (the date of our last examination), through November 16, 2007:
-	Count and inspection of all securities located in the vault of SunTrust Bank in Atlanta, Georgia, without prior notice to management;
-	For all securities shown on the safekeeping reports of SunTrust Bank as of November 16, 2007 which were designated as being held in book entry form by depositories (which were limited to securities owned by the Funds), we confirmed the omnibus positions in all such securities with those depositories (Federal Reserve Bank and the Depository Trust Company). For a sample of securities on the safekeeping reports of SunTrust Bank designated as being held by those depositories, obtained a detailed account listing of all SunTrust accounts holding the security selected in our sample and (1) agreed SunTrust’s total position in the selected security per the detailed listing to the omnibus position in the selected security per the depository and (2) agreed the fund’s position in the selected security per the detailed account listing to the safekeeping reports.

-	For all investments shown on the safekeeping reports of SunTrust Bank for the Life Vision Aggressive Growth Fund, Life Vision Conservative Fund, Life Vision Growth and Income Fund, Life Vision Moderate Growth Fund, Life Vision Target Date 2015 Fund, Life Vision Target Date 2025 Fund and Life Vision Target Date 2035 Fund as of November 16, 2007 which were designated as being held by the transfer agent, we confirmed the investments with the transfer agent.
-	For all securities shown on the safekeeping reports of SunTrust Bank as of November 16, 2007 which were designated as being held by Brown Brothers Harriman and Bank of America, we confirmed all such securities with those institutions.
-	Confirmation of all securities out for transfer with brokers or alternative procedures;

-	Reconciliation of all such securities to the books and records of the Funds and SunTrust Bank;
-	We confirmed all repurchase agreements shown on the books and records of the Funds as of November 16, 2007 with brokers, noting agreement of quantity and description.
-	Agreement of 47 security purchases and 47 security sales or maturities since our last report from the books and records of the Funds to broker confirmations;
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.
In our opinion, management’s assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 16, 2007 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
July 29, 2008